Exhibit 99.1

Reunion Neuroscience Receives NASDAQ Notification Regarding Minimum Bid Price Deficiency

Toronto, April 25, 2023 – Reunion Neuroscience Inc. (NASDAQ: REUN, TSX: REUN) (“Reunion” or “the Company”), a clinical-stage biopharmaceutical company committed to developing innovative and patented therapeutic solutions for underserved mental health conditions, announced today that on April 19, 2023, it received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“NASDAQ”) indicating that, based upon the closing bid price of the Company’s common shares for the 30 consecutive business day period between March 7, 2023, through April 18, 2023, the Company did not meet the minimum bid price of U.S. $1.00 per common share required for continued listing on the Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(a)(1). The Notice has no immediate effect on the listing of the Company’s common shares on the Nasdaq Global Select Market.

The letter also indicated that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company will be provided with a compliance period of 180 calendar days, or until October 16, 2023 (the “Compliance Period”), to regain compliance. In order to regain compliance with NASDAQ’s minimum bid price requirement, the Company’s common shares must maintain a minimum closing bid price of at least U.S. $1.00 for a minimum of ten consecutive business days during the Compliance Period.

In the event the Company does not regain compliance with Nasdaq Listing Rule 5450(a)(1) by the end of the Compliance Period, the Company may be eligible for an additional 180 calendar days to regain compliance in accordance with Nasdaq Listing Rule 5810(c)(3)(A)(ii). However, if it appears to NASDAQ that the Company will be unable to cure the deficiency, or if the Company is not otherwise eligible for the additional cure period, the Company may face delisting.

The letter has no immediate impact on the Company’s business operations or listing of the Company’s common shares, which will continue to be listed and traded on the Nasdaq Global Select Market, subject to the Company’s compliance with the other listing requirements of the Nasdaq Global Select Market.

About Reunion Neuroscience Inc.

Reunion is committed to developing innovative therapeutic solutions for underserved mental health conditions. The Company’s lead asset, RE104, a proprietary, novel, serotonergic psychedelic compound and the only 4-OH-DiPT prodrug in clinical development, is being developed as a potential treatment for postpartum depression that could provide rapid symptom relief and durable efficacy. RE104 is protected under U.S. Patent No. 11,292,765 issued on April 5, 2022 (priority June 30, 2020), with claims for composition of matter, methods of manufacturing, formulations and methods of use for a genus of hemi-ester tryptamines, including RE104, which could provide protection out to June 30, 2041. Reunion is also developing the RE200 series, which includes preclinical compounds with enhanced receptor selectivity to address additional therapeutic applications.

Learn more at https://www.reunionneuro.com, and follow us on LinkedIn and Twitter.

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Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Reunion and its business. Often but not always, forward-looking information can be identified by the use of words such as “expect”, “intends”, “anticipates”, “plans”, “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should” or “will” be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Reunion and are based on assumptions and subject to risks and uncertainties, many of which are beyond Reunion’s control. Although the management of Reunion believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including Reunion’s ability to meet and continue to comply with the Nasdaq continued listing standards, the funds available to Reunion and the use of such funds, the timing, completion and potential outcome of testing and research on Reunion’s drug trial candidates, RE104 and the RE200 Series, including the ability to recruit patients, to retain and identify clinical partners, and to optimize dosage amounts, the likelihood and ability of Reunion to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating further clinical trials for RE104 and molecules within the RE200 Series, the ability of Reunion to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of Reunion to protect and expand its intellectual property portfolio, the performance of Reunion’s affiliate, Field Trip Health & Wellness Ltd., the ability of Reunion to produce and supply its drug trial candidates, market conditions, economic factors, management’s ability to manage and to operate the business, the equity markets generally and this and other Risk Factors disclosed in Reunion’s public filings available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. Although Reunion has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made (or such earlier date, if identified) and Reunion does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to Reunion, including its Annual Information Form and Risk Factors, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

Reunion Neuroscience:
Greg Mayes
President & CEO
(215) 696-9659
gmayes@reunionneuro.com

Investor Relations Contact:
Irina Koffler
LifeSci Advisors
646-970-4681
ikoffler@lifesciadvisors.com

Media Contact:
Shana Marino
KCSA Strategic Communications
(347) 487-6189
reunion@kcsa.com